November 7, 2006

BY FAX

Mr. James Rosenberg
Mr. James Atkinson
Ms. Tabatha Akins
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AmTrust Financial Services, Inc./Intangible Assets/Excess over Cost

Dear Mr. Rosenberg, Mr. Atkinson and Ms. Akins:

We write in response to the Staff’s comments regarding Paragraph 46 of SFAS 141 during the conference call yesterday afternoon.

Paragraph 46 requires that, in the event that the fair market value of acquired assets exceeds their cost and the cost includes contingent consideration, a liability shall be recorded in an amount equal to the lesser of the maximum amount of the contingent consideration or the excess value over cost. The Staff, based on the discounted cash flow analysis that the Company submitted in support of its allocation of 95% of the cost of the acquired assets to producer networks, has indicated that it believes that the fair market value of the acquired assets significantly exceeds their cost and has questioned whether the Company has correctly applied Paragraph 46. In response, the Company asserts that the fair market value of the assets is based on the market for such assets as demonstrated below, not the net present value of discounted cash flows, and that the Company has properly accounted for the assets.

Discounted Cash Flow Analysis

The Company provided the Staff a discounted cash flow analysis solely to demonstrate the basis for the Company’s allocation of 95% of the cost of the acquisitions to the acquired producer networks. The analysis was not intended to and does not show the fair market value of the acquired intangible assets. It represents future projections based on various factors that presently exist. The cash flows that the acquired assets are able to generate are dependent on the Company’s pre-existing infrastructure, such as its insurance licenses, personnel, offices, capital, which is currently in excess of $350 million, A.M. Best & Co. rating, technology and systems. This infrastructure was not acquired as a result of these acquisitions and without this infrastructure future cash flows would be much less. The discounted cash flow analysis does not purport to value the acquired intangible assets separate from the Company’s pre-existing infrastructure.

Mr. James Rosenberg
Mr. James Atkinson
Ms. Tabatha Akins
November 7, 2006

At the time of acquisition, the Company allocated the entire purchase purchase price to producer networks. The Company believed that virtually all of the value of the intangible assets resided in the producer networks.. As a result of various comments from the SEC staff, the Company re-evaluated the allocation between three component intangible assets. The Company concluded it would be prudent to consider the existing facts and circumstances in order to arrive at the proper allocation methodology. Hence, the Company, at the request of the Staff, used a discounted cash flow approach, which as discussed above includes various other assumptions, to determine the breakout between three component intangible assets.

Fair Market Value

The fair market value of the acquired intangible assets is the amount that a willing buyer would pay and willing seller would accept for the assets. Typically, in the insurance industry, the market price for producer networks and renewal rights is between 5% and 10% of the annualized gross premiums written that the assets are expected to generate in the first year following the acquisition. Three recent acquisitions by competitors demonstrate the market price for these types of assets:

•
On December 6, 2005, Canopius Managing Agents, Ltd. (“Canopius”) announced its acquisition of “renewal rights” to certain business from Alea London. The acquired assets included “business generated via managing agents ….” As further set forth in the press release, Canopius agreed to pay an estimated amount of $8 million to $12 million for a producer network which had generated $222 million in the last full year prior to the acquisition, or between 3.6% and 5.4% of the annualized gross premiums written.

•	In December 2005, the SCOR Group (“SCOR”) acquired the renewal rights to Alea Group’s European property and casualty treaty portfolio for an amount equal to 9.6% of gross premiums written in 2006.

•
Tower Group, Inc. (“Tower”) acquired from OneBeacon Insurance Group, LLC (“OneBeacon”) the renewal rights to a book of commercial lines policies and the right to establish relationships with certain OneBeacon agents. Tower agreed to pay 5% of direct premiums written the first year, 4% in the second year and 1% in the third year, for a total of 10%, subject to a $5 million minimum.

Mr. James Rosenberg
Mr. James Atkinson
Ms. Tabatha Akins
November 7, 2006

The purchase prices negotiated by the Company for its acquired producer networks and renewal rights fall within similar ranges. The Company recorded the intangible assets acquired from Princeton Insurance Company at the minimum amount of $5.5 million, which represents approximately 10.7% of the $51.3 million in premiums generated by the Princeton assets in the first year. The Company recorded the intangible assets acquired from Covenant at $2.5 million, which represents approximately 7.67% of the $32.1 million in first year premiums. Because the contingent payments expire on November 30, 2006, the current recorded amount correlates closely to the final purchase price for the Covenant intangible assets.

The Company has recorded the intangible assets acquired from Associated at $3.2 million, which represents 6.4% of the first year premiums of $49.3 million. The current carrying value of $12 million for the intangible assets acquired from Alea is 10% of the anticipated 2006 gross premiums written. The current carrying value for the intangible assets acquired from Muirfield is $2 million, 10% of the projected first year premiums.

In each case in which the seller negotiated a minimum payment, the minimum payment represents the seller’s and Company’s assessment of the most likely payment. The seller would not sell the assets for less than the minimum and the Company would not commit to pay more than the minimum. That is, neither the seller nor the Company expected the contingent payment provisions to generate significant additional payments; the minimum payments represented both parties’ expectations of a fair price. Our actual experience since the acquisitions has confirmed the parties’ expectations. In the case of Princeton, the actual payments have closely tracked the minimum amounts due. In the case of Alea, the $12 million initial payment represents the minimum payment for the acquired assets. The premiums in the approximate amount of $120 million written in the first year resulted in purchase price of approximately $3.6 million, which is credited against the initial payment. In order to produce a maximum payment of $75 million as provided in the Alea Agreement at the request of the seller, over the course of the agreement total premiums of $2.5 billion would be required or approximately $2.38 billion over the ensuing four years, a run rate more than 400% higher than the current rate, which the Company has never anticipated.

Schedule 1 hereto shows for each acquisition the actual purchase price paid to date and contingent payments to date. As is evident, the purchase prices as a percentage of first year premiums, fall within the industry range for such transactions.

Therefore, the Company believes it has recorded these assets at the fair market value, based on the market price as reflected in its transactions and similar reported transactions.

Mr. James Rosenberg
Mr. James Atkinson
Ms. Tabatha Akins
November 7, 2006

Precedent

In its public filings, Tower discloses that it recorded its acquired intangible assets at in an amount equal to the minimum payment due to OneBeacon, just as the Company has done. This is consistent with our interpretation of Paragraph 5 and Paragraph 28 of SFAS 141 regarding the recording of additional consideration based on earnings.

Conclusion

The Company has properly accounted for the fair market value and contingent consideration related to the renewal rights and producer networks acquired in its various acquisitions. The fair market value of these assets is based on a percentage of first year gross premiums written, not the net present value of cash flows that the Company expects to generate over a 20 year period by combining the acquired intangible assets with the Company’s own pre-existing infrastructure.

In addition, the Company notes that we have not relied solely on the discounted cash flow analysis to support the allocation of the carrying values among the component intangible assets. Schedule 2 hereto shows an analysis of premiums attributable to new business generated by acquired producer networks and premiums attributable to the renewal of the discrete set of in-force policies. Based on this analysis, in the aggregate, approximately 87% of the premiums generated by the acquired intangible assets are generated by the producer networks. This is a summary of the analysis that the Company previously provided to the Staff in support of its allocation.

If we cannot reach agreement on the proper accounting for these transactions today, we request a meeting with you at your offices tomorrow morning.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel

Mr. James Rosenberg
Mr. James Atkinson
Ms. Tabatha Akins
November 7, 2006

c:	Henry Rothman, Esq.
Joseph Walsh, Esq.
Jay J. Miller, Esq.
Imran Makda
Barry D. Zyskind
Ronald E. Pipoly, Jr.
Harry Schlachter